SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D/A

          Under the Securities Exchange Act of 1934
                      (Amendment No. 1)

                CB RICHARD ELLIS SERVICES, INC.
             ----------------------------------------
                       (Name of Issuer)

                   Common Stock, $0.01 par value
             ----------------------------------------
               (Title of Class of Securities)

                          12489L108
            ----------------------------------------
                       (CUSIP Number)

                      W. Brett White
                200 North Sepulveda Boulevard
              El Segundo, California 90245-4380
                      (310) 563-8600
            ----------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       With a copy to:
                      Gary J. Singer, Esq.
                    O'Melveny & Myers LLP
                  610 Newport Center Drive
                         Suite 1700
               Newport Beach, California 92660

                     December 1, 2000
           ----------------------------------------
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box.  [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES
    ONLY)

       W. BRETT WHITE

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A      (a) [X]
    GROUP                                           (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*:
       OO (See Item 3)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                         [ ]
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
    United States

NUMBER OF      7.  SOLE VOTING POWER
 SHARES               -0-
BENEFICIALLY
OWNED BY       8.  SHARED VOTING POWER
  EACH                 8,929,436 (See Item 5)
REPORTING
 PERSON        9.  SOLE DISPOSITIVE POWER
  WITH                 -0-

              10.  SHARED DISPOSITIVE POWER
                       8,929,436 (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
       8,929,436 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

                                                         [ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       40.4% (See Item 5)

14. TYPE OF REPORTING PERSON
       IN

    *See Instructions Before Filling Out!

     This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission with respect to CB Richard Ellis Services, Inc. (the "Issuer") on November 15, 2000 (the "Schedule 13D") by W. Brett White. Unless otherwise defined herein, all capitalized terms shall have the meanings given them in the Schedule 13D.

     Items 2, 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2.        Identity and Background.

     Item 2 of the Schedule 13D is hereby amended by deleting any references in paragraphs seven and eight thereof to Jeffrey W. Ubben and George F. Hamel, Jr. Mr. Ubben resigned each of his positions as Managing Partner of BLUM LP, Managing Partner and Director of RCBA Inc. and Managing Member of RCBA GP as of June 9, 2000. Mr. Hamel resigned each of his positions as Partner of BLUM LP, Partner of RCBA Inc. and Member of RCBA GP as of June 9, 2000.

     Item 2 of the Schedule 13D is further amended by adding each of Kevin A. Richardson, II, Jeffrey A. Cozad, and Jose S. Medeiros, as a Member of RCBA GP and a Partner of RCBA, Inc.
With respect to each of Messrs. Richardson, Cozad and Medeiros, his principal occupation is Partner of BLUM LP and his principal business office address is 909 Montgomery Street, Suite 400, San Francisco, California 94133. Messrs. Richardson and Cozad are U.S. citizens. Mr. Medeiros is a citizen of Brazil.

Item 4.        Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby supplemented as follows:

     By letter dated December 1, 2000 from Newco to the Board of Directors of the Issuer (the "Proposal Extension Letter") (attached hereto as Exhibit 3), Newco extended the deadline for responding to the Proposed Transactions described in the Proposal Letter (the "Proposal") until 5:00 p.m., California time, on December 31, 2000, after which time, unless earlier accepted, Newco may terminate the Proposal at any time.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs five, six and seven and replacing them with the following paragraphs:

     The Reporting Person has been advised that based on the assumption that there are 21,213,928 shares of Common Stock outstanding, (i) Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman each is deemed to beneficially own 3,767,347 shares (17.5%) of the Common Stock, which includes 364,884 shares of Common Stock underlying warrants which are currently exercisable or which become exercisable within 60 days after December 1, 2000,
(ii) FSEP, FS Capital and FS Holdings each is deemed to beneficially own 3,630,033 shares (16.8%) of the Common Stock, which includes 351,585 shares of the Common Stock underlying warrants which are currently exercisable or which become exercisable within 60 days after November 8, 2000, and (iii) FSEP International, FS&Co. International and International Holdings each is deemed to beneficially own 137,314 shares (less than 1%) of Common Stock, which includes 13,299 shares of Common Stock underlying warrants which are currently exercisable or which become exercisable within 60 days after November 8, 2000. The Reporting Persons have been further advised that with respect to the shares of Common Stock beneficially owned by the FS Parties, each FS Investor has shared power to vote or to direct the vote of the shares beneficially owned by such FS Investor and shared power to dispose of or to direct the disposition of the shares beneficially owned by such FS Investor.

     The Reporting Person has been advised as follows with respect to the holdings of Koll, the Koll Trust, Koll Co. and Koll Holding. Koll directly owns 319,983 shares of Common Stock, all of which represent shares of Common Stock underlying options and warrants which are currently exercisable or become exercisable within 60 days of December 4, 2000 (the "Koll Options"). Koll Holding directly holds 813,036 shares of the Common Stock (the "Koll Holding Shares" and, collectively with the Koll Options, the "Koll Shares"), which include 78,746 shares of Common Stock underlying stock warrants which are currently exercisable. As described below in Item 6, Koll Holding has granted an option and warrant to Wirta exercisable for up to 577,526 shares of the Koll Holding Shares (the "Wirta Option"). Under the option agreement, Koll Holding presently has no right to dispose of the shares subject to the Wirta Option, although it retains voting power over the shares.

     Koll has sole voting and investment power over the shares subject to the Koll Options. Koll Holding is wholly owned by Koll Co., which is wholly owned by the Koll Trust, of which Koll is the sole trustee. Except for the aforementioned restriction on dispositive power with respect to the shares subject to the Wirta Option, each of Koll, the Koll Trust, Koll Co. and Koll Holding shares the power to vote or to direct the vote of, and to dispose or direct the disposition of, the Koll Holding Shares. As such, Koll is deemed to beneficially own all of the Koll Shares, which total 1,133,019 shares. The Koll Trust, Koll Co. and Koll Holding are deemed to beneficially own the Koll Holding Shares, which total 813,036 shares. Based on the assumption that there are 21,213,928 shares of Common Stock outstanding, the Koll Holding Shares constitute approximately 3.7% and the Koll Shares constitute approximately 5.1% of the outstanding Common Stock.

     The Reporting Person has been advised that Wirta beneficially owns 647,526 shares of Common Stock, which includes (i) 35,000 shares of Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after November 8, 2000, and (ii) an option to purchase 521,590 shares of Common Stock, and warrants to acquire 55,936 shares of Common Stock, from Koll Holding. These holdings constitute approximately 3.0% of the Common Stock.

Item 7.        Material to be Filed as Exhibits

     Item 7 of the Schedule 13D is hereby supplemented as follows:

     3.   Proposal Extension Letter dated December 1, 2000.

                         SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 4, 2000



                             W. BRETT WHITE,
                             an individual


                             /s/ W. Brett White
                             -------------------------